Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 17, 2005

List of materials

Documents attached hereto:


i) Press release announcing Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options



                                              Sony Corporation
                                              6-7-35 Kitashinagawa, Shinagawa-ku
                                              Tokyo, 141-0001 Japan

                                              No. 05-074E
                                              November 17, 2005

            Determination of Final Terms of Stock Acquisition Rights
                   for the Purpose of Granting Stock Options


Sony Corporation (the "Corporation") announced today that the final terms of Stock Acquisition Rights for shares of common stock of the Corporation for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 26, 2005, have been determined as set forth below.


I. The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation

1. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights
           4,060 yen

2. Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights
           4,563,846,000 yen

3. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights
           2,030 yen per share

II. The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock

1. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights
           34.14 US dollars

2. Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights
           46,686,450 US dollars

3. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights
           17.07 US dollars per share


Notes: 1. Date of Ordinary General Meeting of Shareholders
           June 22, 2005

       2. Issue date of Stock Acquisition Rights
           November 17, 2005

       3. Aggregate number of Stock Acquisition Rights
           The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation: 11,241
           The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation: 13,675

       4. Issue price of Stock Acquisition Rights
           The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

       5. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
           The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation: 1,124,100 shares of common stock of the Corporation*
           The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation: 1,367,500 shares of common stock of the Corporation*
              *The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

       6. Period during which Stock Acquisition Rights may be exercised
           The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation:
           From and including November 17, 2006, up to and including November 16, 2015*
           The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation:
           From and including November 18, 2005, up to and including November 17, 2015*
              *If the last day of such period falls on a holiday of the
               Corporation, the immediately preceding business day shall be the last day of such period.

        7. Conditions for exercise of Stock Acquisition Rights

          (1) No Stock Acquisition Right may be exercised in part.

          (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

         8. Persons to whom Stock Acquisition Rights will be allocated
             The Tenth Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation:
                Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 623)
             The Eleventh Series of Stock Acquisition Rights for Shares of Common Stock of the Corporation:
                Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 501)